Exhibit 99.1

LI BANG INTERNATIONAL CORPORATION INC. Announces Adjournment of Extraordinary General Meeting

JIANGYIN, China, Sept. 21, 2026 (GLOBE NEWSWIRE) — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that its Extraordinary General Meeting of Shareholders (the “Meeting”) has been adjourned to September 22, 2026 at 9:30 a.m., Eastern Time, at the Company’s principal office, due to the absence of a quorum.

The Meeting was originally held on September 21, 2026 at 9:30 a.m., Eastern Time, at the Company’s principal office. Under Section 17.6 of the Company’s currently effective amended and restated memorandum and articles of association (the “M&A”), a quorum requires holders representing not less than one-third (1/3) of the outstanding ordinary shares carrying the right to vote at the meeting, with the Class A ordinary shares and Class B ordinary shares counted together. Following the scheduled start time and a waiting period of two (2) hours, the Company’s duly appointed inspector of elections confirmed that the shares represented in person and by proxy were insufficient to constitute a quorum.

Accordingly, in accordance with Section 17.7 of the M&A, the Meeting was adjourned to the next business day and will reconvene on September 22, 2026 at 9:30 a.m., Eastern Time, at the Company’s principal office, the same location as the original meeting.

The notice of Meeting and form of proxy card previously distributed to shareholders in connection with the Meeting, and publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits in the Company’s current report on Form 6-K, remain in effect for the adjourned meeting in all other aspects. The record date, the proposals to be considered and the ballots already submitted in respect of the Meeting also remain valid and in effect for the reconvened meeting.

Shareholders who have already voted do not need to take any further action, and their previously submitted voting instructions will be counted at the reconvened meeting unless properly revoked.

The Company encourages shareholders who have not yet voted to submit their ballots or proxies in advance of the reconvened meeting.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wfsir.com

Phone: +1 628 283 9214